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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                SCHEDULE 14D-9/A

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                                (AMENDMENT NO. 2)



                       DAVIDSON INCOME REAL ESTATE, L.P.,
                         A DELAWARE LIMITED PARTNERSHIP
                            (Name of Subject Company)


                       DAVIDSON INCOME REAL ESTATE, L.P.,
                         A DELAWARE LIMITED PARTNERSHIP
                        (Name of Person Filing Statement)


                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (Cusip Number of Class of Securities)

                                 PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                      DAVIDSON DIVERSIFIED PROPERTIES, INC.
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)




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                        AMENDMENT NO. 2 TO SCHEDULE 14D-9


         This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Commission on August 27, 1998, as amended by Amendment No. 1 filed with the Commission on October 19, 1998 (the "Statement") by Davidson Income Real Estate, L.P., a Delaware limited partnership (the "Partnership"), relating to the tender offer by Cooper River Properties, L.L.C. (the "Purchaser") for up to 9,000 of the outstanding units of limited partnership interest ("Units") in the Partnership, at $375 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 27, 1998 and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer") attached as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on
Schedule 14D-1 originally filed with the Commission by the Purchaser on August 27, 1998. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

         The following Items of the Statement are hereby supplemented and/or amended as follows:

ITEM 2.  TENDER OFFER OF THE BIDDER.

         The Purchaser has amended its Offer pursuant to a First Supplement dated December 15, 1998 (the "Supplement"), and thereby offers to purchase up to 9,000 of the outstanding Units at a reduced purchase price of $324 per Unit, net to the seller in cash, without interest, upon the terms and conditions set forth in the Offer to Purchase, the Supplement and the Assignment of Partnership Interest. The Bidders have filed Amendment No. 5 to the Tender Offer Statement on Schedule 14D-1 with respect to the Supplement.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         The Offer has been extended to 5:00 p.m., New York time, on Thursday, December 31, 1998.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(2) Form of Cover Letter to Limited Partners of the Partnership, dated December 15, 1998.



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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 15, 1998


                                  DAVIDSON INCOME REAL ESTATE, L.P.,
                                  a Delaware limited partnership


                                     By:  Davidson Diversified Properties, Inc.,
                                          its Managing General Partner


                                     By:   /s/ PATRICK J. FOYE
                                           -------------------------------------
                                           Patrick J. Foye
                                           Executive Vice President



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                                  EXHIBIT INDEX



         EXHIBIT NO.                                  DESCRIPTION
         -----------                                  -----------

           (a)(2)              Form of Cover Letter to Limited Partners of the Partnership dated December 15, 1998.